SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2013
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Extraordinary Report
June 24, 2013

(TRANSLATION)

Sony Corporation

Note for readers of this English translation
On June 24, 2013, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 96th Ordinary General Meeting of Shareholders held on June 20, 2013 pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Report in its entirety.

1.  Reason for submitting the Extraordinary Report
Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 96th Ordinary General Meeting of Shareholders held on June 20, 2013 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.  Matters reported
(1) Date when the Meeting was held:                                                                June 20, 2013

(2) Proposals acted upon

Proposal 1:    To elect 13 Directors.
Kazuo Hirai, Masaru Kato, Sir Peter Bonfield, Ryuji Yasuda, Yukako Uchinaga,
Mitsuaki Yahagi, Kanemitsu Anraku, Yorihiko Kojima, Osamu Nagayama, Takaaki Nimura, Eikoh Harada, Joichi Ito and Tim Schaaff were elected as directors of the Corporation.

Proposal 2:    To issue Stock Acquisition Rights for the purpose of granting stock options.

  (3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights
Number of shareholders with voting rights                                 699,369
Number of voting rights                                                             10,084,504

2) The number of shareholders who have exercised their voting rights
Number of shareholders who have exercised their voting rights                                   188,462
(Number of shareholders present at the Meeting                                                               10,693 )

Number of voting rights exercised                                          6,040,767  [Exercise Ratio  59.9%]
(Number of voting rights of the shareholders present at the Meeting
                                                                                                                                     152,675  [Exercise Ratio   1.5%] )

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Kazuo Hirai	5,672,096	198,981	98,220	94%	Approved
Masaru Kato	5,631,543	239,535	98,220	93%	Approved
Sir Peter Bonfield	5,597,566	273,511	98,220	93%	Approved
Ryuji Yasuda	5,566,878	304,200	98,220	92%	Approved
Yukako Uchinaga	4,094,655	1,776,168	98,470	68%	Approved
Mitsuaki Yahagi	5,461,743	409,331	98,220	90%	Approved
Kanemitsu Anraku	5,603,771	267,306	98,220	93%	Approved
Yorihiko Kojima	5,604,431	266,645	98,220	93%	Approved
Osamu Nagayama	5,606,075	265,002	98,220	93%	Approved
Takaaki Nimura	5,743,233	127,844	98,220	95%	Approved
Eikoh Harada	5,821,025	50,052	98,220	96%	Approved
Joichi Ito	5,823,594	47,483	98,220	96%	Approved
Tim Schaaff	5,825,784	45,293	98,220	96%	Approved
Proposal 2	5,695,962	243,032	16,262	94%	Approved

Notes:
1.	Requirements for the approval of each proposal are as follows:

1)
The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2)
The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal.  Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

June 24, 2013